

February 23, 2012

Via E-mail
Terry B. Anderton
Chief Executive Officer and Chief Financial Officer
Trunity Holdings, Inc.
15 Green Street
Newburyport, Massachusetts 01950

> **Re: Trunity Holdings, Inc.**
> **Current Report on Form 8-K**
> **Filed January 31, 2012**
> **File No. 0-53601**

Dear Mr. Anderton:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please amend your Form 8-K to include the audited financial statements of Trunity Inc. for the fiscal year ended December 31, 2011. See Rule 8-08 of Regulation S-X.

Business, page 3

2.   Please expand your discussion of the company's business to give the reader a more complete and detailed idea of the nature of your business. In particular, describe in greater detail how your products actually function. Distinguish between products and services. Discuss the specific sources and types of revenue you receive. Describe your current and potential customer base in greater detail.

3.   Please explain in greater detail how your content may be shared on a "per-permission/policy/fee basis" via Trunity's integrated publishing and ecommerce infrastructure." Please describe the material terms of your fee structures.

4.   We note the phrase on page 5, "when our products are fully launched." In your discussion of your products, distinguish clearly between those products that are currently being produced, marketed and sold, and those that are in the pre-production stage.

5.   Where possible, discuss how your products and services can be distinguished from those of your competitors. Avoid describing your products as "innovative" or "unique" without fully providing the basis for those descriptions.

6.   Discuss more fully the nature of your partnerships with the NSF, the NAS and the other organizations you include in paragraph one of this section.

Risk Factors, page 4

7.   We note in your introductory paragraph the statement that this section describes some, but not all, of the risks and uncertainties you face. Please revise to confirm that you have included all material risks.

Need for Additional Funds, page 5

8.   Revise to describe with greater specificity the current need for funds and how soon that need will become critical.

Forward-looking Statements, page 10

9.   Please remove your reference to the safe harbor in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbor provided does not apply to your forward-looking statements because you are an issuer of penny stock. Refer to Section 21E(b)(1)(B) of the Securities Exchange Act.

Management's Discussion and Analysis, page 10

10.   Please discuss the extent to which the company is or is not a fully operating company. We note, for example, the statement at the top of page 5 that "the company has yet to generate any significant revenues, and the commercial value of its products and services is uncertain." To the extent that the company (or certain product lines) are in full production, clarify why the company has not generated significant revenues, and

explain, in appropriate detail, your business plan, including what steps you expect to take and the timing of those steps in order for the company to reach profitability.

Security Ownership of Certain Beneficial Owners and Management, page 14

11.   We note significant differences between the disclosure on page 17 regarding the number of shares owned and controlled by Les V. Anderton and Joakim Lindblom and their holdings listed in the beneficial ownership table on page 14. Please revise or advise.

Directors and Executive Officers, page 15

12.   Please revise the discussion of Dr. Lindblom's business experience to clarify his activities during the past five years or longer, providing dates as appropriate.

13.   Please provide the information required by Item 401(e) of Regulation S-K regarding the qualifications and attributes that led to your determination that the individual should serve on your board of directors.

Certain Relationships and Related Transactions, and Director Independence, page 17

14.   Please provide the disclosure required in Item 407(a) of Regulation S-K regarding director independence.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions relating to the financial statements. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436,

Terry B. Anderton
Trunity Holdings, Inc.
February 23, 2012
Page 4

Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director